Exhibit 99.1

RESIGNATION OF DIRECTOR

Dominic Murphy, who has been a member of the boards of both United Biscuits Finance plc and Regentrealm Limited since March 22, 2000, resigned as a director of each of the companies with effect from November 4, 2004.